

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2022

Rodger McHargue
Chief Financial Officer
First Financial Corp /IN/
One First Financial Plaza
Terre Haute, IN 47807

Re: First Financial Corp /IN/
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 9, 2022
File No. 000-16759

Dear Mr. McHargue:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance